                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                Verticalnet, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   92532L 10 7
                                 (CUSIP Number)

                                December 28, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)

[X]        Rule 13d-1(c)

[ ]        Rule 13d-1(d)


1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92532L 10 7


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard Scientifics, Inc.
         23-1609753

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      [ ]
                                                                    (b)      [ ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         10,523,103

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    10,523,103

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,523,103

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%

12.      TYPE OF REPORTING PERSON*

         CO

CUSIP NO. 92532L 10 7


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard Delaware, Inc.
         52-2081181

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      [ ]
                                                                    (b)      [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         10,523,103

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    10,523,103

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,523,103

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%

12.      TYPE OF REPORTING PERSON*

         CO

CUSIP NO. 92532L 10 7

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard 2000 Capital, L.P. 23-3026167

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      [ ]
                                                                    (b)      [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         9,359,409

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    9,359,409

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,359,409

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.3%

12.      TYPE OF REPORTING PERSON*

         PN

CUSIP NO. 92532L 10 7


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Safeguard 2001 Capital, L.P. 51-0406538

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      [ ]
                                                                    (b)      [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER                           0

         6.       SHARED VOTING POWER                         1,163,694

         7.       SOLE DISPOSITIVE POWER                      0

         8.       SHARED DISPOSITIVE POWER                    1,163,694

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,163,694

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1%

12.      TYPE OF REPORTING PERSON*

         PN

Item 1 (a)        Name of Issuer:

                  Verticalnet, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  700 Dresher Road
                  Horsham, PA 19044

Item 2 (a)        Name of Person Filing:

(1)      Safeguard Scientifics, Inc.

(2)      Safeguard Delaware, Inc.

(3)      Safeguard 2000 Capital L.P.

(4)      Safeguard 2001 Capital L.P.

Item 2 (b)        Address of Principal Business Office:

(1)      800 The Safeguard Building
         435 Devon Park Drive
         Wayne, PA 19087-1945

(2)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

(3)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

(4)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

Item 2 (c)        Citizenship:

(1)      Pennsylvania
(2)      Delaware
(3)      Delaware
(4)      Delaware

Item 2 (d)        Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2 (e)        CUSIP Number:

                  92532L 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

                  (a)      [ ]      Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                  (c)      [ ]      Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                  (d)      [ ]      Investment Company registered under Section
                                    8 of the Investment Company Act of 1940;

                  (e)      [ ]      An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(F);

                  (f)      [ ]      An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)      [ ]      A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                  (h)      [ ]      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                  (i)      [ ]      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (i)      [ ]      Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4  Ownership:

(a)      Amount Beneficially Owned:

         10,523,103 shares of common stock

(b)      Percent of Class:

         9.4%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  0

         (ii)     shared power to vote or to direct the vote:

                  10,523,103

         (iii)    sole power to dispose or to direct the disposition of:

         (iv)     shared power to dispose or to direct the disposition of:

                  10,523,103

         Safeguard Delaware, Inc. is a wholly owned subsidiary of Safeguard Scientifics, Inc. ("Safeguard"). SDI is the general partner of Safeguard 00 and Safeguard 01, each a limited partnership organized under the laws of Delaware. SDI has sole voting and dispositive power over the securities owned by each of Safeguard 00 and Safeguard 01. Safeguard, through its wholly owned subsidiaries, SDI and Safeguard Scientifics (Delaware), Inc. ("SSD"), owns approximately 12.98% of the outstanding common stock of Internet Capital Group, Inc. Each of Safeguard, SDI and SSD expressly disclaim beneficial ownership of shares of Verticalnet, Inc. held by Internet Capital Group, Inc.

Item 5            Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8            Identification and Classification of Members of the Group:

Not applicable

Item 9            Notice of Dissolution of Group:

Not applicable

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k)(1)(iii), that this statement is being filed jointly on behalf on each of the Reporting Persons herein.

                                     SAFEGUARD SCIENTIFICS, INC.

                                     By:   /s/ N. Jeffrey Klauder
                                        ----------------------------------------
                                           N. Jeffrey Klauder
Dated: February 15, 2002                   Managing Director and General Counsel

                                     SAFEGUARD DELAWARE, INC.

                                     By:   /s/ N. Jeffrey Klauder
                                        ----------------------------------------
                                           N. Jeffrey Klauder
Dated: February 15, 2002                   Vice President

                                     SAFEGUARD 2000 CAPITAL L.P.
                                     By: SAFEGUARD DELAWARE, INC., its
                                         General Partner

                                     By:   /s/ N. Jeffrey Klauder
                                        ----------------------------------------
                                           N. Jeffrey Klauder
Dated: February 15, 2002                   Vice President


                                     SAFEGUARD 2001 CAPITAL L.P.
                                     By: SAFEGUARD DELAWARE, INC., its
                                         General Partner

                                     By:   /s/ N. Jeffrey Klauder
                                        ----------------------------------------
                                           N. Jeffrey Klauder
Dated: February 15, 2002                   Vice President

                                                                    Exhibit 99.1

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


Safeguard Scientifics, Inc., Safeguard Delaware, Inc., Safeguard 2000 Capital L.P., and Safeguard 2001 Capital L.P. each acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date:    February 15, 2002                 Safeguard Scientifics, Inc.

                                           By: /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                           N. Jeffrey Klauder
                                           Managing Director
                                           and General Counsel

Date:    February 15, 2002                 Safeguard Delaware, Inc.

                                           By: /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                           N. Jeffrey Klauder
                                           Vice President

Date:    February 15, 2002                 Safeguard 2000 Capital L.P.
                                           By: Safeguard Delaware, Inc.,its
                                               General partner

                                           By: /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                           N. Jeffrey Klauder
                                           Vice President

Date:    February 15, 2002                 Safeguard 2001 Capital L.P.
                                           By: Safeguard Delaware, Inc.,its
                                               General partner

                                           By: /s/ N. Jeffrey Klauder
                                           -------------------------------------
                                           N. Jeffrey Klauder
                                           Vice President